Exhibit 99.1

OPERATING AND FINANCIAL REVIEW OF VCI GLOBAL LIMITED AND ITS SUBSIDIARIES.

The following discussion and analysis is intended to help investors understand the significant factors affecting our results of operations, financial condition, liquidity and capital resources. You should read this discussion together with our unaudited financial statements and related notes in Exhibit 99.2 of this Form 6-K. Also read our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (“2022 Form 20-F”). The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the 2022 Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our unaudited consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and June 30, 2022.

Our interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year.

Overview

VCI Global Limited (the “Company”, and together with our subsidiaries, “we” or the “Group”) is a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating value by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates solely in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore and the United States.

A.	Operating Results

Results of Operations

The results of operations presented below should be reviewed in conjunction with our unaudited interim condensed consolidated financial statements and related notes in Exhibit 99.2 of this Form 6-K. The following table sets forth our results of operations for the periods indicated:

	Six months ended June 30, 2023		Six months ended June 30, 2022
	RM	USD	RM
Revenue	44,463,195	9,525,310	15,931,394
Revenue – related party	-	-	5,443,238
Total revenue	44,463,195	9,525,310	21,374,632
Other income	1,054,906	225,992	109,802
Fair value adjustment on financial assets measured at fair value through profit and loss	-	-	1,679,842
Cost of services	(6,049,234)	(1,295,922)	(2,216,929)
Depreciation	(274,425)	(58,790)	(11,203)
Directors’ fees	(5,435,664)	(1,164,477)	(141,000)
Employee benefits expenses	(7,770,225)	(1,664,608)	(4,807,371)
Impairment allowance on trade receivables	-	-	(183,546)
Rental expenses	(149,951)	(32,124)	(156,673)
Legal and professional fees	(1,473,823)	(315,736)	(117,377)
Finance cost	(15,875)	(3,401)	(8,685)
Other operating expenses	(3,668,557)	(785,912)	(1,474,666)
Profit before income tax	20,680,347	4,430,332	14,046,826
Income tax	(626,143)	(134,138)	(283,648)
Profit for the period	20,054,204	4,296,194	13,763,178
Other comprehensive income (loss):
Exchange differences on translating foreign operations	1,272,834	272,678	-
Fair value adjustment on financial assets measured at fair value through other comprehensive income	-	-	(4,199,770)
Total comprehensive income for the period	21,327,038	4,568,872	9,563,408

Profit attributable to:
Equity owners of the Company	21,203,387	4,542,382	13,568,156
Non-controlling interests	(1,149,183)	(246,188)	195,022
Total	20,054,204	4,296,194	13,763,178

Total comprehensive income attributable to:
Equity owners of the Company	22,476,221	4,815,060	9,368,386
Non-controlling interests	(1,149,183)	(246,188)	195,022
Total	21,327,038	4,568,872	9,563,408

Earnings per share - Basic and diluted	0.55	0.12	0.40

Revenue

Our revenue is driven in part by our ability to offer market-leading service offerings to add value to clients. We derive our revenues substantially from our business and technology consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement.

Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Business Consultancy

●	Retainer Engagements

In our retainer based engagements, the client is billed according to the predetermined fees and billing period. The retainer fee is determined based on amongst others, the value, complexity and scale of the engagement. Throughout the period of the retainer engagement, we provide clients with holistic business or technology consulting services. It is the client’s expectation in these engagements that the pre-established fee will not be exceeded except in mutually agreed upon circumstances.

●	Performance-based Fees

In performance-based billing arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee over the specified services engaged. We set the fees based on our estimates of the complexity, scale, costs and the time it would take to complete the engagements.

●	Success Fees

Similar to performance-based fees, success fees engagements generally tie fees to the attainment of contractually defined objectives or upon the closing of a project. We agree to a pre-established fee in exchange for a predetermined milestone. Success fee revenues may cause variations in our revenues and operating results due to the timing of achieving the criteria. Generally, success fee is either attained in the form of cash or shares in our clients’ companies. The latter opens the door for our clients and us to capitalize on forward-looking opportunities, to grow and to thrive together.

Technology Consultancy

Software is key to business efficiency as the right software solutions make a world of difference in the day-to-day business operations. Our aim is to optimise businesses’ operations with the right, cost-effective software solutions that improve business efficiency and productivity while reducing operating costs and saving time.

●	Consulting Fees

Clients are billed according to a predetermined consulting fee for a period of engagement. The consulting fee is determined based on amongst others the value, complexity, applicable programme, required IT professionals and skills, and the scale of the engagement. Throughout the engagement, we provide clients holistic technology consulting services. The right software solutions add value to business practices, and we achieve that by identifying and understanding the kinds of software most suited to the size, needs, and requirements of the client’s business and industry.

●	Development Fees

In our Technology segment, certain clients are billed based on the proprietary software developed in accordance with the requirements of the clients. We provide bespoke and customized programmes, software, and website development tailored to the needs of the clients’ business in facilitating the adoption and integration of technology to boost their business performance.

●	White Label Technology Fees

Our revenue under the technology segment also stems from providing white label technology whereby we purchase ready-made licensed software products and thereafter execute our rebranding and develop white label software that meets our clients’ needs. Apart from that, according to our clients’ requirements, we provide customization services on ready-made software.

●	Software as a Service (SaaS)

Moving forward, we have plans to expand our revenue model by adding SaaS via the development of a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

The table below sets forth details of our revenue for the periods indicated.

	Six months ended June 30, 2023		Six months ended June 30, 2022	Change
	RM	USD	RM	%
Business strategy consultancy fee	20,789,179	4,453,647	11,359,388	83.01
Technology Development, Solutions and Consultancy	19,733,018	4,227,387	9,657,906	104.32
Interest income	1,118,641	239,645	-	100
Others	2,822,357	604,631	357,338	689.83
Total revenue	44,463,195	9,525,310	21,374,632	108.02

Our revenue increased by RM23.1 million, or 108.02%, to RM44.5 million ($9.5 million) for the six months ended June 30, 2023 compared to RM21.4 million ($4.8 million) for the six months ended June 30, 2022.

The revenue from business strategy consultancy fee increased by RM9.4 million, or 83.01%, to RM20.8 million ($4.5 million) for the six months ended June 30, 2023 compared to RM11.4 million ($2.6 million) for the six months ended June 30, 2022.

Technology development, solutions and consultancy revenue increased by RM10.1 million, or 104.32% to RM19.7 million ($4.2 million) for the six months ended June 30, 2023 compared to RM9.7 million ($2.2 million) for the six months ended June 30, 2022.

Interest income is RM1.1 million ($240 thousand) for the six months ended June 30, 2023.

Revenue from other services consist of fintech and marketing related services. The revenue from other services increased by RM2.5 million, or 689.83%, to RM2.8 million ($604 thousand) for the six months ended June 30, 2023 compared to RM357 thousand ($81 thousand) for the six months ended June 30, 2022.

Other income

	Six months ended June 30, 2023		Six months ended June 30, 2022	Change
	RM	USD	RM	%
Interest income	942	202	22	4181.82
Gain on disposal of investment	780,319	167,167	-	N.A.
Gain on disposal of property and equipment	-	-	1,891	N.A.
Gain on forex	158,801	34,020	-	N.A.
Wage subsidy	-	-	29,900	N.A.
Reimbursement income for expenses incurred	104,839	22,460	77,989	34.43
Others	10,005	2,143	-	N.A.
Total	1,054,906	225,992	109,802	860.73

Other income was RM1.05 million ($226 thousand) and RM110 thousand ($25 thousand) for the six months ended June 30, 2023 and for the six months ended June 30, 2022 respectively. The Wage Subsidy Program (“WSP”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected by COVID-19 pandemic to be able to continue the companies’ operations and prevent employees from losing their jobs and source of income.

Gain on disposal of investment of RM780 thousand ($167 thousand) for the six months ended June 30, 2023 was related to the disposal of shares in Treasure Global Inc.

Reimbursement income for expenses incurred relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Cost of Services

The table below set forth details of our cost of revenue for the fiscal years indicated.

	Six months ended June 30, 2023		Six months ended June 30, 2022	Change
	RM	USD	RM	%
Consultant fee	5,676,167	1,216,000	610,797	829.30
IT expenses	180,669	38,705	1,495,966	(87.92)
Training costs	192,398	41,217	-	N.A.
Others	-	-	110,166	N.A.
Total	6,049,234	1,295,922	2,216,929	172.87

Our cost of services increased by RM3.8 million to RM6 million ($1.3 million) for the six months ended June 30, 2023 compared to RM2.2 million ($500 thousand) for the six months ended June 30, 2022. Consultant fee costs contributed RM5.7 million, or 93.83% to the total cost of services.

Consultant fee costs increased by RM5.1 million, or 829.3%, to RM5.7 million ($1.2 million) for the six months ended June 30, 2023 compared to RM611 thousand ($139 thousand) for the six months ended June 30, 2022. The consultant fee refers to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such Consultant fee payment shall be included and treated as part of our consultation services for its clients during the IPO’s process. The increase in consultant fee cost was in line with the increase in our business consultancy revenue as we need to engage with more professionals in order to serve our clients. The gross profit margin of consultant income in term of consultant fee was 72.7% for the six months ended June 30, 2023 compared to 94.62% for the six months ended June 30, 2022.

IT expenses were RM181 thousand ($39 thousand) for the six months ended June 30, 2023 compared to RM1.5 million ($340 thousand) for the six months ended June 30, 2022. As a gross profit margin for Technology Development, Solutions and Consultancy revenue and IT expenses costs were 99.08% for the six months ended June 30, 2023, compared to 84.51% for the six months ended June 30, 2022.

Training costs was RM192 thousand ($41 thousand) for the six months ended June 30, 2023 and NIL for the six months ended June 30, 2022.

Other cost of services was NIL for the six months ended June 30, 2023 compared to RM110 thousand ($25 thousand) for the six months ended June 30, 2022.

Depreciation

Depreciation was RM274 thousand ($59 thousand) for the six months ended June 30, 2023, an increase of RM263 thousand compared with RM11.2 thousand ($2.5 thousand) for the six months ended June 30, 2022, primarily due to renovation of office and additional assets acquired, such as new computer and accessories purchased for our employees who joined during the first half of the year 2023.

Directors’ fees

Directors’ fees increased from RM141 thousand ($32 thousand) for the six months ended June 30, 2022 to RM5.4 million ($1.2 million) for the six months ended June 2023, with an increase of RM5.3 million or approximately 3755.08% as we started to pay fixed director fee to our Board of Directors in VCI Global Limited after successfully listed on Nasdaq in April 2023.

Employees’ benefits expenses

For the six months ended June 30, 2023, the employees’ benefits expenses were RM7.8 million ($1.7 million), an increase of RM3 million compared with RM4.8 million ($1.1 million) for the six months ended June 30, 2022. Such an increase was mainly attributable to the expansion of our business. Instead of relying on external resources, the Group had recruited more professional talents across different industries to support the Group’s growing businesses.

Impairment allowance on trade receivables

Impairment allowance on trade receivables was NIL for the six months ended June 30, 2023 as compared to RM184 thousand ($41.7 thousand) for the six months ended June 30, as we do not foresee any other irrecoverable receivables other than those we have already provided so far.

Rental expenses

Rental expenses slightly decreased by RM6.7 thousand, from RM157 thousand ($35.6 thousand) for the six months ended June 30, 2022 to RM150 thousand ($32.1 thousand) for the six months ended June 30, 2023. There are no significant changes for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Legal & professional fees

Legal and professional fees were RM1.5 million ($316 thousand) for the six months ended June 30, 2023, an increase of RM1.4 million when compared with RM117 thousand ($26.6 thousand) for the six months ended June 30, 2022, primarily due to the audit fees of RM840 thousand incurred in auditing our Group financial statement.

Finance cost

Finance cost increased by RM7.2 thousand from RM8.7 thousand ($2 thousand) for the six months ended June 30, 2022 to RM15.9 thousand ($3.4 thousand) for the six months ended June 30, 2023, primarily due to increase in the interest rate and the principal of the term loan.

Other operating expenses

Other operating expenses included marketing expenses, office expenses, travelling expenses and etc. Other operating expenses increased by RM2.2 million from RM1.5 million ($335 thousand) for the six months ended June 30, 2022 to RM3.7 million ($786 thousand) for the six months ended June 30, 2023, mainly due to (i) increased in marketing expenses by RM759 thousand to reach out to more customers and create brand awareness, (ii) increased office expenses by RM575 thousand as bigger offices require higher maintenance and cleaning.

We expect overall operating costs, including marketing expenses, salaries, professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Operating Income

Our operating income increased by RM6.6 million ($1.4 million) for the six months ended June 30, 2023, compared to RM14 million ($3 million) for the six months ended June 30, 2022.

Income Tax Expense

The Company had income tax expense of RM626 thousand ($134 thousand) for the six months ended June 30, 2023 compared to income tax expense of RM283 thousand ($64 thousand) for the six months ended June 30, 2022.

Fair value adjustment on financial assets measured at fair value through other comprehensive income

Fair value adjustment on financial assets measured at fair value through other comprehensive income is no longer needed for the six months ended June 30, 2023 as we have disposed all the financial assets measured at FVTOCI. In the same year, we share-swap 500 share of GlobexUS Holding Corp which is recognized in FVTOCI.

Outstanding equity investments measured at FVTOCI are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “Financial assets measured at FVTOCI” in the consolidated statement of financial position and to “Fair value adjustment on financial assets measured at FVTOCI” in the consolidated statement of comprehensive income. See “Note 4 – Financial assets measured at FVTOCI” in “Notes to the interim condensed consolidated financial statements” in exhibit 99.2 of this Form 6-K for a description of how the fair value of the equity investments are determined.

Liquidity and Capital Resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our business. Cash and cash equivalents increased by approximately RM13.6 million to RM15 million ($3.3 million) as of June 30, 2023 compared to RM1.7 million as of June 30, 2022. As of the date of this filing, we believe that our cash and cash equivalents of RM15 million as of June 30, 2023 along with other actions the Company is taking are sufficient to fund ongoing operations for at least the next 12 months. The Company will seek to improve its liquidity position by potentially taking any or all of the following actions: improving collection of the outstanding trade and other receivable balances of RM56 million, as of June 30, 2023 and reducing general and administrative expenses.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Six months ended June 30, 2023		Six months ended June 30, 2022
	RM	USD	RM
Cash used in operating activities	(17,180,181)	(3,680,494)	(641,593)
Cash generated from / (used in) investing activities	12,955,089	2,775,357	(178,310)
Cash provided by / (used in) financing activities	15,612,580	3,344,669	(589,151)
Net increase / (decrease) in cash and equivalents	11,387,488	2,439,532	(1,409,054)
Effect of foreign exchange	(54,622)	(11,702)	-
Cash and equivalents at beginning of period	3,995,995	856,058	3,122,947
Cash and equivalents at end of period	15,328,861	3,283,888	1,713,893

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash used in operating activities increased by RM16.5 million to a RM17.2 million ($3.7 million) for the six months ended June 30, 2023 compared to RM642 thousand ($146 thousand) used in operating activities for the six months ended June 30, 2022. The increase in net cash used in operating activities is primarily due to an increase in the use of cash of RM40 million related to trade and other receivables. These increases in cash used in operating activities were offset in part by an increase of RM780 thousand in the gain of disposal of investment. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers.

Investing Activities

Net cash generated by investing activities was RM13 million ($2.8 million) for the six months ended June 30, 2023 compared to RM178 thousand ($40 thousand) used in investing activities for the six months ended June 30, 2022. Cash generated by investing activities was mainly due to the proceed from disposal of investment in Treasure Global Inc.

Financing Activities

Net cash generated from financing activities was RM15.6 million ($3.3 million) for the six months ended June 30, 2023 compared to RM589 thousand ($134 thousand) used in financing activities for the six months ended June 30, 2022. Cash provided by financing activities for the six months ended June 30, 2023 was primarily related to RM17.4 million ($3.7 million) in proceeds from IPO.

Capital Expenditures

We have no material capital expenditures planned for the next 12 months.

Contractual Obligations

See “Contractual Obligations” under “Liquidity and Capital Resources” in the Company’s 2022 Form 6-K

Off Balance Sheet Arrangements

None.

Quantitative and Qualitative Disclosures about Market Risk

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	RM	RM	RM	RM
Singapore Dollar	22,566	12,605	10,164	-
United States Dollar	4,214,016	3,226,121	467,810	6,008,843

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	June 30, 2023	December 31, 2022
	RM	RM
Singapore Dollar	620	630
United States Dollar	187,310	(139,136)

Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the Note to the unaudited interim condensed consolidated financial statements . The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM50,000 (2022: RM55,000).

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. At the end of each reporting period, the Group maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the Statements of Financial Position.

In order to minimise credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorise exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL-not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

The directors of the Company considered that the ECL for non-credit impaired trade receivables is insignificant as at the end of the reporting period.

Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and third parties.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the unaudited condensed consolidated financial statement filing date. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalent, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liability on the statement of financial position.

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	RM	RM	RM
As of June 30, 2023
Non-interest bearing	-	6,395,343	2,017,705	8,413,048
Fixed interest rate	3.5-5%	162,837	422,751	585,588
Variable interest rate	BLR+2.6%	32,711	309,331	342,042
Total		6,590,891	2,749,787	9,340,678

2022
Non-interest bearing	-	10,408,318	3,586,646	13,994,964
Fixed interest rate	3.5-5%	1,114,999	744,331	1,859,330
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		11,539,860	4,330,977	15,870,837

Non-derivative financial assets

As at the end of the reporting period, the non-derivative financial assets are interest free and repayable on demand.

Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to unaudited interim condensed consolidated financial statements.